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HOLOGEAR
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Jonah Belanger

Co-Founder and CEO of HoloGear LLC
Columbia, Missouri, United States · Contact info
157 connections

HoloGear LLC
University of Missouri-Columbia

Experience

Co-Founder and CEO
HoloGear LLC · Full-time
Mar 2019 – Present · 2 yrs 8 mos
Chicago, Illinois

Insurance Agent
Aflac
Jun 2018 – Mar 2019 · 10 mos

Education

University of Missouri-Columbia
2014 – 2018